File No. 70-10072

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION
(RULE 24)

APPLICATION/DECLARATION ON FORM U-1
OF
XCEL ENERGY INC.,

     The undersigned, Xcel Energy Inc. (“Xcel Energy”) hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Act of 1935, as amended, that the transactions authorized by the Commission’s Order dated October 3, 2003 (the “Order”), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration, as amended, in SEC File No. 70-10072 as follows:

     On October 20, 2003, Xcel Energy completed the sale of its ownership interest in Black Mountain Gas Company, a Minnesota corporation and gas utility company, to a non-affiliated third party, Southwest Gas Corporation.

Exhibits

F-2	Past Tense Opinion of Counsel

EX-F-2 Past Tense Opinion of Counsel

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:	October 27, 2003	XCEL ENERGY INC.

By: /s/ Gary R. Johnson Gary R. Johnson Vice President and General Counsel